

Mail Stop 3561

September 2, 2016

Via E-mail
Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street- Unit 2
San Diego, California 92102

> **Re:** **Deseo Swimwear Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 29, 2016**
> **File No. 333-210419**

Dear Ms. Cope:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-10

1. We note you provide statements of operations and statements of cash flows for the three and six months ended June 30, 2016. Please present the comparable periods of the preceding fiscal year to comply with Rule 8-03 of Regulation S-X.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Andrew Befumo, Esq.
        Befumo & Schaeffer, PLLC